November 21, 2006

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7010

Re:	Hospira, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 15, 2006
File No. 1-31946
SEC Comment Letter dated September 14, 2006

Dear Mr. Rosenberg:

We are submitting this letter in response to conversations held with members of the Staff of the Securities and Exchange Commission regarding the above referenced comment letter and Hospira’s response dated October 11, 2006.  Paragraph numbers below correspond to the comment numbers in the original comment letter.

Comment 1(a). Hospira confirms that, in future filings, it will provide a sensitivity analysis providing the effect on net sales and net income before income taxes based upon reasonably possible changes in end-user contract pricing and units pending chargeback.  Hospira believes that a 1% decrease to prices and 1% increase to units pending chargebacks are reasonable ranges of sensitivity.  Proposed additional disclosure is as follows:

A one percent decrease in end customer contract prices for sales pending chargeback at the end of the period would decrease net sales and income before income taxes by $          .  A one percent increase in wholesale units sold subject to chargebacks at the end of the period would decrease net sales and income before income taxes by $          .

Hospira confirms that it has historically determined its rebate provisions on a contract-by-contract basis based on the volume of eligible purchases and the rebate terms.  For direct customers, this information is available at the time of sale.  For sales through wholesalers, the product and customer specific information become available upon receipt of a chargeback, at which time the estimated rebate recorded at the time of sale is reassessed.  Because of the nature by which Hospira determines its rebate provisions, it would not provide useful or material information to provide a sensitivity analysis on factors affecting the rebate provision.  Hospira confirms that adjustments made to the rebate provisions relating to prior period sales have not been material to its income before taxes in any period and that it will disclose if any such adjustments have such a material effect.  Proposed additional disclosure is as follows:

Each period the estimates for rebate provisions are reviewed and revised, if necessary, in conjunction with a review of contract volumes within the period. Adjustments related to prior period sales have not been material in any period.

Comments 1(c) and (d).  To supplement its prior response, Hospira hereby confirms that it will assess materiality in the context of its income before income taxes.

* * *

Hospira hereby acknowledges the following:

•                  Hospira is responsible for the adequacy and accuracy of the disclosures in such filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to such filing: and

•                  Hospira may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please direct any further comments or questions you have to me at (224) 212-2941 (phone), (224) 212-3284 (fax) or thomas.werner@hospira.com.

Very truly yours,

/s/ Thomas E. Werner

Thomas E. Werner

Senior Vice President, Finance, and

Chief Financial Officer

cc:	John C. Staley (Chairman of the Audit and Public Policy Committee)
David A. Jones (Chairman of the Board)
Christopher B. Begley (Chief Executive Officer)
Brian J. Smith (Senior Vice President, General Counsel and Secretary)
Diane Lyons (Deloitte & Touche, LLP)
Philip J. Niehoff (Mayer, Brown, Rowe & Maw LLP)